UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

NEON Systems, Inc.
(Name of Subject Company (Issuer))
Noble Acquisition Corp.
(Offeror)
a wholly owned subsidiary of
Progress Software Corporation
(Parent of Offeror)
(Names of Filing Persons)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
640509105
(CUSIP Number of Class of Securities)
Joseph W. Alsop
Progress Software Corporation
14 Oak Park
Bedford, Massachusetts 01730
(781) 280-4000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
with copies to:
William R. Kolb, Esquire
Foley Hoag llp
155 Seaport Boulevard
Boston, Massachusetts 02210

Calculation of Filing Fee

Transaction valuation	Amount of filing fee**
$68,000,000*	$7,276***

*	Estimated solely for purposes of calculating the amount of the filing fee. This calculation is based upon (i) the purchase of 9,569,041 shares of common stock, par value $0.01 per share, of NEON Systems, Inc., at a price per share of $6.20 in cash, (ii) the cash payable with respect to 2,473,206 options with a weighted average exercise price of $3.44 per share and (iii) the cash payable with respect to 1,125,000 warrants with a weighted average exercise price of $4.80 per share. The cash payments made with respect to each of the options and warrants represents the difference between the exercise price of the option or warrant and $6.20. The number of shares, options and warrants described in items (i), (ii) and (iii) represent all of the outstanding shares and all options and warrants with an exercise price of less than $6.20 per share of NEON Systems, Inc. as of December 19, 2005.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $107.00 per $1,000,000 of the transaction value.

***	Previously paid in connection with the filing persons’ Schedule TO filed with the Securities and Exchange Commission on December 29, 2005.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits.
SIGNATURE
Ex-99.(a)(5)(G) Customer Announcement
Ex-99.(d)(3) Mutual Non-Disclosure Agreement

SCHEDULE TO
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on December 29, 2005 by Progress Software Corporation, a Massachusetts corporation (“Progress”), and Noble Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Progress. The Schedule TO relates to the third-party tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of NEON Systems, Inc., a Delaware corporation (the “Company”), at a purchase price of $6.20 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 29, 2005, filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal filed as Exhibit (a)(1)(B) to the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following:

(a)(5)(G)
Customer Announcement issued by DataDirect Technologies, an operating division of Progress, on January 10, 2006 entitled “Important Announcement for DataDirect Customers — Progress Software to Acquire NEON Systems”.

(d)(3)	Mutual Non-Disclosure Agreement, dated May 4, 2005, by and between the Company and Progress.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Progress Software Corporation

	By:	/s/ Norman R. Robertson

Norman R. Robertson
Senior Vice President, Finance and Administration
and Chief Financial Officer

Noble Acquisition Corp.

	By:	/s/ Norman R. Robertson

Norman R. Robertson
Treasurer

Date: January 10, 2006

Exhibit Number	Description

(a)(1)(A)	Form of Offer to Purchase, dated December 29, 2005 (filed as Exhibit (a)(1)(A) to the Schedule TO-T filed by Progress with the SEC on December 29, 2005 and incorporated herein by reference).

(a)(1)(B)	Form of Letter of Transmittal (filed as Exhibit (a)(1)(B) to the Schedule TO-T filed by Progress with the SEC on December 29, 2005 and incorporated herein by reference).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (filed as Exhibit (a)(1)(C) to the Schedule TO-T filed by Progress with the SEC on December 29, 2005 and incorporated herein by reference).

(a)(1)(D)
Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(D) to the Schedule TO-T filed by Progress with the SEC on December 29, 2005 and incorporated herein by reference).

(a)(1)(E)
Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(E) to the Schedule TO-T filed by Progress with the SEC on December 29, 2005 and incorporated herein by reference).

(a)(1)(F)
Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (filed as Exhibit (a)(1)(F) to the Schedule TO-T filed by Progress with the SEC on December 29, 2005 and incorporated herein by reference).

(a)(5)(A)
Press release issued by Progress and the Company on December 20, 2005 entitled, “Progress Software Corporation to Acquire NEON Systems Creating Unparalleled Data Connectivity Leader” (filed as Exhibit 99.1 to the Schedule TO-C filed by Progress with the SEC on December 20, 2005 and incorporated herein by reference).

(a)(5)(B)
Norman R. Robertson, Senior Vice President, Finance and Administration and Chief Financial Officer of Progress, script for conference call on December 20, 2005 (filed as Exhibit 99.2 to the Schedule TO-C filed by Progress with the SEC on December 20, 2005 and incorporated herein by reference).

(a)(5)(C)
Email to employees of Progress and the Company from Rick Reidy and Mark Cresswell dated December 20, 2005 (filed as Exhibit 99.3 to the Schedule TO-C filed by Progress with the SEC on December 20, 2005 and incorporated herein by reference).

(a)(5)(D)	Progress Frequently Asked Questions dated December 20, 2005 (filed as Exhibit 99.4 to the Schedule TO-C filed by Progress with the SEC on December 20, 2005 and incorporated herein by reference).

Exhibit Number	Description
(a)(5)(E)
Press Release issued by Progress and the Company on December 29, 2005 entitled, “Progress Software Corporation Commences Tender Offer to Acquire NEON Systems” (filed as Exhibit (a)(5)(E) to the Schedule TO-T filed by Progress with the SEC on December 29, 2005 and incorporated herein by reference).

(a)(5)(F)
Form of Summary Advertisement, published in the Wall Street Journal on December 29, 2005 (filed as Exhibit (a)(5)(F) to the Schedule TO-T filed by Progress with the SEC on December 29, 2005 and incorporated herein by reference).

(a)(5)(G)
Customer Announcement issued by DataDirect Technologies, an operating division of Progress, on January 10, 2006 entitled “Important Announcement for DataDirect Customers — Progress Software to Acquire NEON Systems”.

(b)	Not applicable.

(d)(1)
Agreement and Plan of Merger, dated December 19, 2005, by and among Progress, the Purchaser and the Company (filed as Exhibit 99.1 to the current report on Form 8-K filed by Progress with the SEC on December 22, 2005 and incorporated herein by reference).

(d)(2)
Form of Voting and Tender Agreement, dated December 19, 2005, by and among Progress, the Purchaser and each of Mark J. Cresswell, Brian D. Helman, Chris Garner, Jerry Paladino, Shelby R. Fike, Robert Evelyn, Richard Holcomb, George H. Ellis, David F. Cary, Loretta Cross, William W. Wilson III, John J. Moores and 39 trusts and other entities affiliated with John J. Moores (filed as Exhibit 99.2 to the current report on Form 8-K filed by Progress with the SEC on December 22, 2005 and incorporated herein by reference).

(d)(3)	Mutual Non-Disclosure Agreement, dated May 4, 2005, by and between the Company and Progress.

(g)	Not applicable.

(h)	Not applicable.